UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited (‘the Company’) had pursuant to the Resolution Plan approved by Hon’ble National Company Law Tribunal, Kolkata Bench dated April 17, 2018 acquired Electrosteel Steels Limited (ESL), through its wholly-owned subsidiary, Vedanta Star Limited (VSL), with effect from June 4, 2018.

We wish to inform that the Hon’ble National Company Law Tribunal, Kolkata Bench vide its Order dated January 31, 2020 has approved the Scheme of Amalgamation of VSL with ESL. Post the amalgamation becoming effective, Vedanta Limited will directly hold 95.48% in ESL.

The acquisition of ESL fits into Vedanta’s strategy of forward integration; complementing the existing iron ore set-up as well as mines in Jharkhand. The business has seen a complete turnaround since its takeover with the combination of right people, higher volumes and better cost control leading to a visible positive change. This positions ESL to become a significant player in the Indian Steel Sector.

Request you to kindly take the same on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2020

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer